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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                AMENDMENT NO. 2
                              SUNRISE MEDICAL INC.
                           (Name of Subject Company)
                            ------------------------

                 V.S.M. INVESTORS, LLC                         SUNRISE MEDICAL INC.
                 V.S.M. HOLDINGS, INC.                            MICHAEL HAMMES
                V.S.M. ACQUISITION CORP.                         BEN ANDERSON-RAY
            VESTAR CAPITAL PARTNERS IV, L.P.                   RAYMOND HUGGENBERGER
           PARK AVENUE EQUITY PARTNERS, L.P.                        STEVEN JAYE
 (Names of 14d-1 and 13e-3 Filing Persons ("Offerors"))             JOHN RADAK
                                                          (Names of 13e-3 Filing Persons)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  867910-10-1

                     (CUSIP Number of Class of Securities)

                              JAMES L. ELROD, JR.
                             V.S.M. INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                                 (212) 351-1600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

                               Peter Gordon, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                   $239,263,088                                          $47,853

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $10.00 cash per share and all shares of Common Stock outstanding or represented by stock options and equity-related units
         (excluding certain options and units that will not become vested and exercisable prior to the consummation of this transaction and after taking into account applicable exercise prices), as of October 27, 2000.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $47,853
         Form or Registration No:  Schedule TO
         Filing Party:             V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M.
                                   Acquisition Corp.
         Date Filed:               October 30, 2000

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender
         offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[  ]     issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

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
    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on October 30, 2000, as amended on
November 6, 2000, relating to the offer by V.S.M. Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of V.S.M. Holdings, Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent") and an affiliate of Vestar Capital Partners IV, L.P., a Delaware limited partnership ("VCP IV"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Sunrise
Medical Inc. (the "Company"), a Delaware corporation, including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $10.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), as supplemented by the Supplement thereto dated November 29, 2000 (the "Supplement"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase, as supplemented.

ITEM 1. SUMMARY TERM SHEET

    Item 1 of the Schedule TO is hereby amended and supplemented as follows:

    On November 29, 2000, Purchaser distributed the Supplement, the full text of which is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

    Item 2 of the Schedule TO is hereby amended and supplemented as follows:

    The following chart sets forth all purchases by the indicated filing person of Shares during the past two years:

                        PURCHASES BY EXECUTIVE OFFICERS

                                                                      PRICE PER
FILING PERSON                  DATE OF PURCHASE   NUMBER OF SHARES      SHARE
-------------                  ----------------   ----------------   ------------
Michael Hammes                     01/29/99            2,000           $7.6875
                                   06/24/99            1,000           $ 6.625
                                   06/24/99              500           $ 6.437
                                   06/24/99              450           $  6.75
                                   06/24/99            1,000           $ 6.687
                                   10/29/99            3,350           $ 5.812
                                   09/01/00            5,000           $3.5598

Ben Anderson-Ray                   09/01/00            2,904           $3.5598

Steven Jaye                        01/25/99            1,000           $7.9375
                                   01/25/99              500           $ 7.875
                                   01/29/99              445           $ 7.875
                                   09/01/00            5,000           $3.5598

John Radak                         09/01/00            2,429           $3.5598

Any units held in individual 401(k) accounts are not included in this summary.

    The average quarterly price per Share for the quarter in which the purchases above were made were $8.11 for purchases made on 1/25/99 and 1/29/99; $7.09 for purchases made on 6/24/99; $6.61 for purchases made on 8/16/99; and $5.28 for purchases made on 9/01/00.

    (f) There have been no purchases of securities of Sunrise Medical Inc. by PAE or VCP IV during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

    Items 3(a) through (c) of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

    Except as indicated below, the business address of each of the Company, Michael Hammes, Ben Anderson-Ray, Raymond Huggenberger, Steven Jaye, John Radak and each other executive officer and director of the Company, is 2382 Faraday Avenue, Suite 200, Carlsbad, California 92008, and the telephone number is (760) 930-1500. The information set forth in the Information Statement attached as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, as amended, dated November 7, 2000 and November 29, 2000 (the
"Schedule 14D-9") under the caption "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

    To the best knowledge of the Company, each individual filing person and other executive officer and director of the Company is a citizen of the United States, except for Mr. Huggenberger, who is a citizen of Germany. During the last five years, neither the Company nor, to the best knowledge of the Company, any director or executive officer of the Company, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was party to any judicial or administrative proceeding (except for matters that were dismissed without sanction as settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION

    Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

    (e) No provision has been made by PAE or VCP IV to grant unaffiliated shareholders access to their files or to obtain counsel or appraisal services at their expense.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Items 5(a) and (b) of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

    The information contained in the Information Statement attached as Annex A to the Schedule 14D-9 under the captions "EXECUTIVE COMPENSATION", "DIRECTOR COMPENSATION", "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference. The information contained under the captions "DIRECTOR COMPENSATION", "COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS", "COMPENSATION OF EXECUTIVE OFFICERS" and "CERTAIN TRANSACTIONS" in the Company's definitive Proxy Statement (file no. 001-11228) filed with the SEC on November 12, 1999 is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Items 6(a) and (c)(1) through (7) are hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

    The information set forth in the Information Statement attached as Annex A to the Schedule 14D-9 under the caption "BOARD OF DIRECTORS" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Items 7(a), (b) and (d) of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

    Item 8 of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    Item 9(a) of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

    Item 11 of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 12. EXHIBITS

    Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(ix) Supplement to the Offer to Purchase dated November 29, 2000.

(a)(5)(v) Press Release issued by the Offerors on November 28, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    Item 13 of the Schedule TO is hereby amended and supplemented as follows:

    The full text of the Supplement is set forth in Exhibit (a)(1)(ix) and incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company

    The information contained in the Information Statement attached as Annex A to the Schedule 14D-9 under the captions "EXECUTIVE COMPENSATION", "DIRECTOR COMPENSATION", "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

    The information set forth in Item 6 of the Schedule 14D-9 under the caption "INTERESTS IN SECURITIES OF THE SUBJECT COMPANY--Securities Ownership" is hereby incorporated by reference.

ITEM 13. Financial Statements

    The information contained in Item 8 and Exhibit 12 of the Company's Annual Report on Form 10-K for the year ended June 30, 2000 and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 is incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

    (a) The information contained in Item 5 of the Schedule 14D-9 under the caption "PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED--Solicitations or Recommendations" is hereby incorporated reference.

    (b) No officer, class of employees or corporate assets of the Company will be utilized by VCP IV or PAE in the Offer.

ITEM 16. Exhibits

    (a)(6) Unaudited financial statements for the three-month period ended September 30, 2000 in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 filed with the SEC on November 13, 2000).

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2000
                                                       V.S.M. INVESTORS, LLC

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                   Title: AUTHORIZED SIGNATORY

                                                       V.S.M. HOLDINGS, INC.

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       V.S.M. ACQUISITION CORP.

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       VESTAR CAPITAL PARTNERS IV, L.P.

                                                       By:  Vestar Associates IV, L.P.,
                                                            its General Partner

                                                       By:  Vestar Associates Corporation IV,
                                                            its General Partner

                                                       By:  /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                            Name: James L. Elrod, Jr.
                                                            Title:  Managing Director

                                                       PARK AVENUE EQUITY PARTNERS, L.P.

                                                       By:  Park Avenue Equity GP, LLC,
                                                            its General Partner

                                                       By:  PAE GP, LLC,
                                                            its Managing Member

                                                       By:  /s/ THEODORE A. GREENBERG
                                                            -----------------------------------------
                                                            Name: Theodore A. Greenberg
                                                            Title:  Managing Member

    After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: November 29, 2000                               SUNRISE MEDICAL INC.

                                                       By:  /s/ MURRAY H. HUTCHISON
                                                            -----------------------------------------
                                                            Name: Murray H. Hutchison
                                                            Title:  Chairman of the Board

                                                                        /s/ MICHAEL HAMMES
                                                            -----------------------------------------
                                                                          Michael Hammes

                                                                       /s/ BEN ANDERSON-RAY
                                                            -----------------------------------------
                                                                         Ben Anderson-Ray

                                                                     /s/ RAYMOND HUGGENBERGER
                                                            -----------------------------------------
                                                                       Raymond Huggenburger

                                                                         /s/ STEVEN JAYE
                                                            -----------------------------------------
                                                                           Steven Jaye

                                                                          /s/ JOHN RADAK
                                                            -----------------------------------------
                                                                            John Radak

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION                             PAGE
     -----------                                -----------                             ----

(a)(1)(ix)              Supplement to the Offer to Purchase dated November 29, 2000

(a)(5)(v)               Press Release issued by the Offerors on November 28, 2000